UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-14306

BRE PROPERTIES, INC.
(BEX Portfolio, LLC as successor by merger to BRE Properties, Inc.)
(Exact name of registrant as specified in its charter)
c/o Essex Property Trust, Inc.
925 East Meadow Drive
Palo Alto, California 94303
Telephone number: (650) 494-3700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None*

* BRE Properties, Inc. merged with and into BEX Portfolio, Inc., a direct wholly owned subsidiary of Essex Property Trust, Inc. on April 1, 2014, at which time the separate corporate existence of BRE Properties, Inc. ended.  Immediately following that merger, BEX Portfolio, Inc. merged with and into BEX Portfolio, LLC, a direct wholly owned subsidary of Essex Portfolio, L.P.

Pursuant to the requirements of the Securities Exchange Act of 1934, BEX Portfolio, LLC, as successor by merger to BRE Properties, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 14, 2014	BEX PORTFOLIO, LLC
as successor by merger to BRE Properties, Inc.

By: Essex Portfolio, L.P., its sole member

By: Essex Property Trust, Inc., its general partner

By:	/s/ Michael T. Dance
Name: Michael T. Dance
Title: Executive Vice President and Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934.  The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.